SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 3

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

WORKHORSE GROUP INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

001754100

(CUSIP Number)

C/O Workhorse Group Inc.

100 Commerce Drive, Loveland, Ohio  45140

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 9, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 001754100	13D	Page 2 of 5 Pages
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph T. Lukens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 6,924,135 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,924,135 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,924,135 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1% (2)
14	TYPE OF REPORTING PERSON* IN

Page 3 of 5 Pages

(1) As of the date of the event which requires filing of this Schedule 13D, the Reporting Person beneficially owns 6,924,135 shares of common stock, which includes (i) 1,900,689 shares of common stock held directly by the Reporting Person; (ii) 154,870 shares of common stock held by The Joe & Kim Lukens Foundation; (iii) 2,697,147 shares of common stock held by the US Trust Company of Delaware Administrative Trustee of the Joe & Kim Lukens Dynasty Trust; (iv) 25,000 shares of common stock held by the Joseph T Lukens, Jr. and Gerald Budde, Co-Trustee of the Joseph T. Lukens, Jr. Irrevocable Trust for Heidi H. Lukens U/T/A Dated 2/23/2016; (v) 25,000 shares of common stock held by the Joseph T Lukens, Jr. and Gerald Budde, Co-Trustee of the Joseph T. Lukens, Jr. Irrevocable Trust for Chelsey L. Lukens U/T/A Dated 2/23/2016; (vi) 25,000 shares of common stock held by the Joseph T Lukens, Jr. and Gerald Budde, Co-Trustee of the Joseph T. Lukens, Jr. Irrevocable Trust for Nathan J. Lukens U/T/A Dated 2/23/2016; (vii) 25,000 shares of common stock held by the Joseph T Lukens, Jr. and Gerald Budde, Co-Trustee of the Joseph T. Lukens, Jr. Irrevocable Trust for Roman E. Lukens U/T/A Dated 2/23/2016; (viii) a common stock purchase warrant to acquire 900,000 shares of common stock at $1. 50 per share; (ix) a common stock purchase warrant to acquire 600,000 shares of common stock at $1.50 per share; and (x) a common stock purchase warrant to acquire 571,429 shares of common stock at $5.28 per share.

(2) Percentage of class calculated based on an aggregate of 18,204,923 shares issued and outstanding as of January 5, 2016, after giving effect to the transactions described in Item 4 of this Schedule 13D .

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Workhorse Group Inc., a Nevada Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 100 Commerce Drive, Loveland, Ohio 45140.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Joseph T. Lukens (“Reporting Person”).

The address of the principal office of the Reporting Person is c/o Workhorse Group Inc., 100 Commerce Drive, Loveland, OH 45140.

Reporting Person is principally involved in the business of consulting.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Purchaser (i) acquired 571,429 shares of common stock of the Issuer in connection with the conversion of a Convertible Promissory Note on January 5, 2016; (ii) acquired 250,000 shares of common stock of the Issuer in connection with the exercise of a common stock purchase warrant on March 9, 2016; (iii) assigned 50,000 share of common stock of Issuer as a gift; and (iv) assigned an aggregate of 100,000 shares of common stock to various family trusts.

The issuances of the Securities were made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Page 4 of 5 Pages

The Reporting Person acquired beneficial ownership of the Securities with his own personal funds.

The Reporting Person did not acquire beneficial ownership of any Securities with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of December 1, 2015, Reporting Person beneficially owned 6,924,135 or 34.1% of Issuer’s common stock.

Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

March 22, 2016	By:	/s/ Joseph T. Lukens
Joseph T. Lukens

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